UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Pricing of Follow-on Public Offering of
12 Million American Depositary Shares
     We, LDK Solar Co., Ltd., today priced a follow-on offering of 12,000,000 American depositary shares (“ADSs”), each representing one ordinary share, at a price to the public of $12.40 per ADS. In connection with the follow-on offering, we have also granted the underwriters an over-allotment option to purchase up to an additional 1,800,000 ADSs.
     All the net proceeds from this offering will go to us and will be used for general corporate purposes.
     Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS AG are acting as joint book runners for the offering. Our F-3 registration statement and prospectus supplement are available from the SEC website at: www.sec.gov.
     A copy of the final prospectus and prospectus supplement relating to the offering may be obtained by contacting: Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, United States of America; phone: +1-800-831-9146; Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, United States of America; phone: +1-800-503-4611; or UBS Securities LLC, 299 Park Avenue, New York, New York, 10171, Attn: Prospectus Department +1-888-827-7275, ext. 3884.
     Our press release issued on January 27, 2011 is attached hereto as Exhibit 99.5. Our press release is not an offer to sell or the solicitation of an offer to buy securities. Any offers of the above securities will be made pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: January 27, 2011

EXHIBIT 99.5: PRESS RELEASE
Press Release
LDK Solar Announces Pricing of Follow-on Public Offering of 12 Million American Depositary Shares
     XINYU CITY, China and SUNNYVALE, Calif., January 27, 2011 — LDK Solar Co., Ltd. (NYSE: LDK) (“LDK Solar”), a leading vertically integrated manufacturer of photovoltaic products and a leading manufacturer of solar wafers in terms of capacity, today priced a follow-on offering of 12,000,000 American depositary shares (“ADSs”), each representing one ordinary share, at a price to the public of $12.40 per ADS. In connection with the follow-on offering, LDK Solar has also granted the underwriters an over-allotment option to purchase up to an additional 1,800,000 ADSs.
     All the net proceeds from this offering will go to LDK Solar and are expected to be used for general corporate purposes.
     Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS AG are acting as joint book runners for the offering. LDK Solar’s F-3 registration statement and prospectus supplement are available from the SEC website at: www.sec.gov.
     A copy of the final prospectus and prospectus supplement relating to the offering may be obtained by contacting: Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, United States of America; phone: +1-800-831-9146; Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, United States of America; phone: +1-800-503-4611; or UBS Securities LLC, 299 Park Avenue, New York, New York, 10171, Attn: Prospectus Department +1-888-827-7275, ext. 3884. This press release is not an offer to sell or the solicitation of an offer to buy securities. Any offers of the above securities will be made pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission.
About LDK Solar
     LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and a leading manufacturer of solar wafers in terms of capacity. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
     This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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